CONFIDENTIAL TREATMENT REQUESTED BY NKARTA, INC.

O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, CA 94111-3823	T: +1 415 984 8700 F: +1 415 984 8701 omm.com	File Number:
June 29, 2020 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549		Eric Sibbitt D: +1 415 984 8777 esibbitt@omm.com

Attn:	Ms. Tara Harkins
Ms. Jeanne Baker
Mr. David Lin, Esq.
Mr. Michael Clampitt, Esq.

Re:	Nkarta, Inc.
Registration Statement on Form S-1
File No. 333-239301

Ladies and Gentlemen:

On behalf of Nkarta, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated March 23, 2020 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 28, 2020, which was subsequently updated by the Company with amendment no.1 to the draft registration statement on form S-1 confidentially submitted via EDGAR to the Commission on April 20, 2020, amendment no.2 to the draft registration statement on form S-1 confidentially submitted via EDGAR to the Commission on May 19, 2020, and a Registration Statement on Form S-1 filed with the Commission on June 19, 2020 (the “Registration Statement”), we are submitting this supplemental letter to further address comment 4 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of comment 4 into this letter.

The Company expects to reflect a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range (as defined below); however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

NKX-1

CONFIDENTIAL TREATMENT REQUESTED BY NKARTA, INC.

Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at 415-984-8777 rather than rely on the U.S. mail for such notice.

Staff Comment

Management’s Discussion and Analysis

Critical Accounting Policies and Significant Judgments and Estimates, page 77

4. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances since January 1, 2019 and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Response:

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share of the Company’s common stock (the “Common Stock”), par value $0.0001 per share, (the “Preliminary Price Range”) or $[***] to $[***] per share of the Common Stock on a pre-split adjusted basis assuming a 1-for-[***] reverse stock split is effected prior to the effectiveness of the Registration Statement (“Reverse Stock Split”) for its initial public offering (“IPO”). This Preliminary Price Range implies a pre-money valuation range for the Company of $[***] million to $[***] million.

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s Common Stock and assumes a successful IPO with no weighting attributed to any other outcomes for the Company’s business, such as remaining a privately held company, being acquired in a transaction or all together failing its clinical programs with a resulting liquidation. The Preliminary Price Range is based in part upon the Company’s prospects, the outlook for the biopharmaceutical industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, input received from the Company’s “testing the waters meetings” from June 4 through June 24, 2020, and input received from Cowen and

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

NKX-2

CONFIDENTIAL TREATMENT REQUESTED BY NKARTA, INC.

Company, LLC, Evercore Group L.L.C. and Stifel, Nicolaus & Company, Incorporated, the lead underwriters for the Company’s IPO (the “Representatives”). The Preliminary Price Range also assumes the issuance of 27,066,206 shares of the Company’s Series B convertible preferred stock for aggregate proceeds of $64.4 million in the second tranche closing of the Company’s Series B convertible preferred stock financing expected to occur on or around July 1, 2020 and the acceptance of the Company’s Investigational New Drug (“IND”) application, which was filed on May 29, 2020. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include a narrower bona fide price range of the Common Stock, which the Company expects to be a two-dollar range within the Preliminary Price Range, as well as the terms of the Reverse Stock Split, in an amendment to the Registration Statement that the Company expects to file prior to the commencement of the Company’s roadshow. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company. In addition, as the price range is subject to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the estimated fair value of Common Stock for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s (i) most recent arm’s-length sales of its convertible preferred stock, (ii) most recent third-party valuation of its Common Stock, as well as (iii) the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

The third-party valuations of the Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

NKX-3

CONFIDENTIAL TREATMENT REQUESTED BY NKARTA, INC.

At each grant date, the Board also evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant. The Board considered various objective and subjective factors to determine the estimated fair value of the Common Stock as of each grant date, including:

•

the prices at which the Company sold shares of its convertible preferred stock in 2017 and 2019 and the superior rights and preferences of the convertible preferred stock relative to the Common Stock at the time of each Common Stock option grant;

•	the progress of the Company’s research and development efforts;

•	the Company’s stage of development and its business strategy;

•	external market conditions affecting the biopharmaceutical industry;

•	the Company’s financial position, including cash and cash equivalents on hand, and its historical and forecasted operating results;

•	the lack of an active public market for the Common Stock and the Company’s convertible preferred stock;

•	the composition of, and changes to, the Company’s management team and Board;

•	the likelihood of achieving a liquidity event, such as an IPO, given prevailing market conditions;

•	the Company’s IPO timeline and related activities; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

Set forth below in this letter is a discussion of each valuation and option grant since January 1, 2019, along with a comparison of the most recent estimated fair value of the Common Stock to the mid-point.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

NKX-4

CONFIDENTIAL TREATMENT REQUESTED BY NKARTA, INC.

Common Stock Valuations and Stock Option Grants1

From January 31, 2019 through the quarter ended March 31, 2020, the Company granted stock options as follows:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value per Common Share on Grant Date	Per Share Estimated Fair Value of Options
May 10, 2019	251,000	$1.29	$1.29	$0.91
September 5, 2019	6,949,400	$1.05	$1.05	$0.73
September 15, 2019	88,000	$1.05	$10.5	$0.74
November 21, 2019	711,000	$0.92	$0.92	$0.64
December 27, 2019	13,000	$0.92	$0.92	$0.64
March 23, 2020	496,000	$1.16	$1.16	$0.79
March 27, 2020	111,000	$1.16	$1.16	$0.79

April 30, 2019 Valuation and May 10, 2019 Stock Option Grants

On May 10, 2019, the Company granted options to purchase a total of 251,000 shares of Common Stock at an exercise price of $1.29 per share. The Board determined the estimated fair value of the Common Stock at the time of the grant was $1.29 per share based on a number of factors, including the April 30, 2019 409A valuation by an independent third party (the “April Valuation”).

For the April Valuation, the Company utilized the PWERM as described in the Registration Statement to derive the implied equity value for the Company. The PWERM was selected as the Company had not completed any recent financings on which to base an analysis. The Company’s assignment of a total probability of 50% to a future IPO and use of a scenario-based analysis which considered future possible outcomes was considered the most appropriate approach at this time. Moreover, the scenario-based model allowed the Company to model the uncertainty around an upcoming private financing, incorporating both a Series A and a Series B alternative. In utilizing the PWERM, the Company modeled future clinical and financing scenarios as well as potential exit paths in the form of four probability weighted scenarios. The concluded Common Stock value was $1.29 at the non-marketable, minority level of value.

August 27, 2019 Valuation and September 5, 2019 and September 15, 2019 Stock Option Grants

On September 5, 2019 and September 15, 2019, the Company granted options to purchase a total of 7,037,400 shares of Common Stock at an exercise price of $1.05 per share. The Board determined the estimated fair value of the Common Stock at the time of the grants was $1.05 per share based on a number of factors, including the August 27, 2019 409A valuation by an independent third party (the “August Valuation”).

[1]	All per share values in this section are presented on a pre-split basis.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

NKX-5

CONFIDENTIAL TREATMENT REQUESTED BY NKARTA, INC.

For the August Valuation, the Company utilized the OPM methodology, as described in the Registration Statement, which was based in large part on the August 27, 2019 pricing of the Series B convertible preferred stock financing (the “Series B Financing”), to derive the implied equity value for the Company. Within the OPM framework, the back solver method for inferring equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility, and risk-free rate and then solving for the value of the equity such that the implied value for the most recent financing equals the amount paid. This method was selected as the Company concluded that the contemporaneous Series B Financing was an arm’s length transaction. The Series B Financing was structured as a tranched transaction, affording the initial investors in the Series B Financing the right or obligation, depending on certain outcomes, to participate in a second tranche of the Series B Financing. The OPM back solve model was designed to take into account these features of the second tranche and the related tranche derivative. The concluded Common Stock value was $1.05 at the non-marketable, minority level of value.

As noted in the table above, since January 1, 2019 and through the date of this letter, approximately eighty one percent of the Company’s total stock option grants was made during September 2019, following the closing of the Company’s Series B Financing in August 2019.

September 30, 2019 Valuation and November 21, 2019 and December 27, 2019 Stock Option Grants

On November 21 and December 27, 2019, the Company granted options to purchase a total of 724,000 shares of Common Stock at an exercise price of $0.92 per share. The Board determined the estimated fair value of the Common Stock at the time of the grants was $0.92 per share based on a number of factors, including the August Valuation.

During the last two weeks of September, the Company went through reforecasting exercises, and by September 30, 2019 had concluded that its expense forecast needed to be revised upwards and the expected clinical outcomes and milestones were going to be delayed as compared to the plans that existed at the time of the close of the Series B Financing. Consequently, the September 30, 2019 409A valuation by an independent third party (the “September Valuation”) could not be executed based on the pricing of the Series B Financing as circumstances had changed.

Therefore, for the September Valuation, the Company continued to utilize the OPM methodology, consistent with the approach used on August 27, 2019, but rather than solving based on the pricing of the Series B Financing, the Company used a fundamental model, taking into account the exit scenarios developed during the April Valuation. The concluded equity value was allocated using the OPM. The concluded Common Stock value was $0.92 at the non-marketable, minority level of value.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

NKX-6

CONFIDENTIAL TREATMENT REQUESTED BY NKARTA, INC.

March 16, 2020 Valuation and March 23, 2020 and March 27, 2020 Stock Option Grants

On March 23, 2020 and March 27, 2020, the Company granted options to purchase a total of 606,000 shares of Common Stock at an exercise price of $1.16 per share. The Board determined the estimated fair value of the Common Stock at the time of the grants was $1.16 per share based on a number of factors, including the March 16, 2020 409A valuation by an independent third party (the “March 16 Valuation”).

During the first quarter of 2020, several events took place that impacted the equity valuation and the approach used to value the equity:

•	On January 23, 2020, the Company held the organizational meeting for the IPO.

•	On January 31, 2020, the US Department of Health and Human Services declared a public health emergency related to COVID-19.

•	On or around February 20, 2020, market pricing, as measured by the S&P 500 and the Nasdaq Biotechnology Index began to soften reflecting uncertainty related to COVID-19.

•	On February 28, 2020, the Company confidentially submitted its Draft Registration Statement on Form S-1 to the Commission.

•	On March 11, 2020, the World Health Organization declared COVID-19 a pandemic.

•	On March 13, 2020, six San Francisco Bay Area counties issued shelter-in-place ordinances effectively slowing down most commercial activity.

•	By March 16, 2020, the value of the Nasdaq Biotechnology index had decreased by 21% since the beginning of the year.

Despite the uncertain and volatile state of the public markets, the Company continued to move forward with its IPO plans. In preparing the March 16 Valuation, the Company used a hybrid of the PWERM and the OPM. The hybrid method applied the PWERM utilizing the probability of going public or exiting through an acquisition transaction and the OPM was utilized in a stay private scenario. The hybrid method was used because the Company was considering a near-term IPO, but with the volatile market conditions, it was deemed prudent to also incorporate a longer term stay private scenario. The resulting estimated fair value of the Company’s Common Stock was $1.16 per share on a non-marketable, minority basis.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

NKX-7

CONFIDENTIAL TREATMENT REQUESTED BY NKARTA, INC.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the March 2020 Grant Prices and the Midpoint of the Preliminary Price Range

As is typical in an initial public offering, the estimated price range for the offering was not derived using a formal determination of estimated fair value but was determined primarily by discussions between the Company and the Representatives. Among other factors that were considered in setting the Preliminary Price Range were the following:

•

An analysis of the current step-ups from the last private round and typical valuation ranges seen in recent initial public offerings for clinical-stage pharmaceutical companies with no prior efficacy data.

•	The general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

•	An assumption that there would be a receptive public trading market for common stock of pre-commercial, clinical-stage biopharmaceutical companies such as the Company.

•	An assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company notes that the difference in value reflected between the March 2020 grant price and the Preliminary Price Range is the result of the following Company-specific factors and valuation methodology-specific factors, among others:

Company and Industry Specific Factors

•	Possible uncertainty around the Company’s business operations due to COVID-19 has clarified in the last few months, in many regards positively. Developments taking place after March include:

•

In March 2020, there were concerns about the ability of the FDA to review the Company’s IND application that the Company was expecting to submit in a timely manner due to the impact of shelter-in-place ordinances on staffing levels at the FDA. For example, on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities in response to the COVID-19 pandemic. Accordingly, the Company was concerned that lower staffing levels could impact the timing of the review and an acceptance of the IND.

•

The buildout of the Company’s clinical cGMP facility is now expected to be completed in the next several weeks, only about one or two months delayed from the Company’s pre-COVID-19 expected timing. The Company has also completed a laboratory buildout that will allow more of the Company’s scientists to work in the lab while maintaining social distancing.

•

Uncertainties around the speed of enrollment for the first NKX101 clinical trial have lifted due to the significant unmet need of late-stage acute myeloid leukemia (“AML”) and myelodysplastic syndromes (“MDS”) patients. Generally, in the biopharma industry, clinical trials have been proceeding for these types of patients.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

NKX-8

CONFIDENTIAL TREATMENT REQUESTED BY NKARTA, INC.

•

The Company was concerned that while Nkarta was able to continue moving forward with its work, the potential of outside vendors shutting down could negatively impact the Company’s ability to complete work for the IND. While the Company’s contract manufacturers slowed operations for a period of time in March and April, they have generally resumed near-normal operations at this point.

•	In a Board meeting in March, 2020, certain of the Company’s Board members expressed that the IPO could possibly go forward but with no step-up from the latest round.

•	On May 29, 2020, the Company filed an Investigational New Drug application. The Company expects the application to be cleared by the FDA prior to commencing the offering.

•

The Company made additional progress in its planned IPO, including receiving favorable feedback from testing-the-waters meetings with potential investors from June 4 through June 24 in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”) and the filing of the Registration Statement with the Commission on June 19, 2020.

•

In March 2020, the Company did not expect that the milestone for the second tranche of the Company’s Series B Financing would occur in the near future, and was uncertain as to when the milestone would be achieved. On June 17, 2020, the Company obtained a waiver from the requisite holders of the Company’s preferred stock in order to waive the milestone requirement and complete the second tranche prior to the achievement of the milestone. The Company now expects the second tranche of the Series B preferred stock financing to successfully close on or around July 1, 2020, with expected gross proceeds of $64.4 million.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase visibility with acquirors, increase the Company’s strategic flexibility, and provide enhanced operational flexibility to potentially obtain regulatory approval for the Company’s product candidates, increasing the value of the Common Stock compared to that of a private company.

•

In mid- to late-March, there was immense uncertainty in the market, which is often reflected in the amount of volatility observed in the market. The median 3-month volatility for the Company’s early-stage biotechnology comparative group was at 109% on March 31, 2020. As of June 24, 2020, that volatility has decreased to 90%. For comparison, the 6-month volatility was 75% as of December 31, 2019, which is generally what is considered “normal” early-stage biotechnology volatility.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, are based on the current market environment and the supply and demand for such investment opportunities in the marketplace. For example, the Nasdaq Biotech index increased by 43% between the March 23, 2020 option grant date and June 23, 2020.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

NKX-9

CONFIDENTIAL TREATMENT REQUESTED BY NKARTA, INC.

•	The rise in the Nasdaq Biotechnology Index has affected the Company’s Board’s expectations of an IPO valuation outcome based on the Board members’ collective substantial investment experience.

Valuation Methodology Specific Factors

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or liquidating the Company’s assets in a dissolution scenario.

•

The Preliminary Price Range reflects that, upon a successful IPO, the shares of the Company’s convertible preferred stock will convert into Common Stock and will no longer have the liquidation preferences and preferential rights attributable to the convertible preferred stock as compared to the Common Stock prior to the IPO.

•

The valuation report prepared by the Company’s third-party valuation specialist in determining the March 16 Valuation that supported the March 2020 grant price utilized a quantitative methodology to determine the estimated fair value of the Company’s Common Stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the Guide.

•

The Preliminary Price Range represents a future price for the shares of Common Stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the March 16 Valuation represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might never be publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following an IPO.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its Common Stock as determined by the Board in March 2020 is consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Common Stock in connection with the Company’s progression towards an IPO.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

NKX-10

CONFIDENTIAL TREATMENT REQUESTED BY NKARTA, INC.

Stock Option Grants Subsequent to March 31, 2020

On April 25, and May 22, 2020, the Company granted options to purchase a total of 285,000 shares of Common Stock at an exercise price of $1.17 per share. The Board determined the estimated fair value of the Common Stock at the time of the grants was $1.17 per share based on a number of factors, including the March 31, 2020 409A valuation by an independent third party (the “March 31 Valuation”). Since the prior valuation as of March 16, 2020, the Company had made no changes to its clinical strategy, timeline, changes to its forecast, exit timeline, or long-term strategy. As a result, the valuation approach used the same methodology, outcomes, probabilities, allocations, and timeframes as the March 16 Valuation.

The Company and the Board determined the fair value at the time of issuance to grant those options based on available information at that time. The Company plans to reconsider the fair value of such shares for purposes of determining stock based compensation for those shares based on subsequent information, including recent discussions as part of the IPO process, which were not known as of the March 31 Valuation or the April and May grant dates. The reconsideration of the fair value for those shares pursuant to option grants after March 31, 2020 may result in additional stock option value and additional stock based compensation expense recorded in the quarter ended June 30, 2020.

Anticipated Equity Compensation Grants

The Company presently anticipates granting certain equity awards to certain individuals shortly prior to the IPO. With respect to these awards, the Company intends to use the price to the public in the IPO as the deemed fair value per share of common stock for financial accounting purposes.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants over the last twelve months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

If you have any questions regarding this matter, please do not hesitate to contact me by telephone at 415-984-8777 or via e-mail at esibbitt@omm.com.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

NKX-11

CONFIDENTIAL TREATMENT REQUESTED BY NKARTA, INC.

Sincerely,

/s/ Eric Sibbitt
Eric Sibbitt of O’MELVENY & MYERS LLP

Enclosures

cc: Paul Hastings, President and Chief Executive Officer of the Company

Dr. Matthew Plunkett, Chief Financial Officer of the Company

Sydney Ryan, Esq., Associate, O’Melveny & Myers LLP

Frances D. Schulz, Partner, Ernst & Young LLP

Chris Forrester, Esq., Partner, Shearman & Sterling LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

NKX-12